E.ON Acquires UK Gas Production Company
Significant Expansion of Upstream Position

E.ON is acquiring Caledonia Oil and Gas Limited (COGL), a UK gas production company with interests in a total of 15 gas fields in the UK Southern North Sea. Its gas reserves total approx. 14 billion m 3 and are to be produced mainly over the next 10 years. This quantity is equivalent to the annual gas consumption of about 9 million households.

Apart from its stakes in gas fields, COGL fully owns Caledonia Energy Trading Limited (CETL) and has interests in two pipeline systems near the gas fields for transporting gas to the UK.

The purchase price (debt included) for COGL, which has been owned by a group of investors led by the energy focused private equity firm First Reserve, is approx. EUR 690 million (approx. GBP 470 million1). The transaction still has to be cleared by the relevant British authorities.

“The acquisition of Caledonia brings us significantly closer to our goal of covering up to 15-20 % of the gas needs of E.ON Ruhrgas from our own production in the long run. This investment is fully in line with our strategy of enhancing E.ON’s gas procurement. Of course, the acquisition also fully meets our stringent investment criteria,” E.ON’s CEO Wulf Bernotat said.

1 Exchange rate on 1 September 2005: EUR 1.47: GBP 1.00

This press release may contain forward-looking statements based on current assumptions and forecasts made by E.ON Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Annual Report on Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.